October 6, 2011

Via EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Prime Time Travel, Inc.
Registration Statement on Form S-1/A Filed September 12, 2011
File No. 333-174703

Dear Mr. Dobbie:

We are counsel to Prime Time Travel, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated September 28, 2011 relating to the above-captioned filing. Captions and section headings herein will correspond to those set forth in Amendment No. 3 to the Registration Statement (“Registration Statement”), a copy of which has been marked with the changes from the Form S-1/A filed on September 12, 2011, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment in italics immediately thereafter.

Prospectus Summary, page 5

Comment 1:             We note your response to our prior comment four and reissue in part. Please revise to disclose your post-offering monthly burn rate, as well as the amount of time that your present capital will last at this rate. Please also revise the Business Development Timeline section on page 26 and the Liquidity and Capital Resources section on page 34 accordingly.

Response:                The Registration Statement has been revised in response to the comment above.  Please see the Prospectus Summary on page 5, the Business Development Timeline on page 26 and the Liquidity and Capital Resources section on page 34.

Corporate Background and Business Overview, page 5

Comment 2:             We note your response to our prior comment five and reissue in part. Please revise this section to clarify that you only offered one tour in 2011 and currently anticipate offering only one tour in 2012. Please also disclose that given the limited number of tours planned, the fact that you are only likely to offer tours in the summer and the limited amount of time your officers intend to devote to the business, your ability to grow your business and generate additional revenues is limited.

Response:                The Corporate Background and Business Overview section of the Registration Statement has been revised in response to this comment.  Please see page 5 of the Registration Statement.

Competition and Competitive Strategy, page 27

Comment 3:             We note the reference in this section to your coaches. You do not, however, discuss these coaches elsewhere in your business section. To the extent you employ coaches, please revise to disclose how many you employ and how much you have or intend to pay them. Also, to the extent that coaching is part of your tour package, please explain how coaching fits into your operations and business plan. If you are offering coaching services for free, please disclose that fact.

Response:                The Registration Statement has been revised to include additional disclosure of the role played by the coaches mentioned in the Competition and Competitive Strategy section of the Registration Statement.  In addition, a risk factor discussing the impact on the Company in the event that it is unable to secure the services of coaches to join the Company’s tours has been added. Please see pages 10, 25 and 27.

Management Discussion and Analysis of Financial Condition and Results to Operations, page 33  Overview, page 33

Comment 4:             We note your response to our prior comment 26 and reissue in part. Please revise to disclose how many people participated in the 2011 tour and the total expenses associated with the tour.

Response:                The Registration Statement has been revised in response to this comment.  Please see page 33 thereof.

Expenditures, page 34

Comment 5:             We note your response to our prior comment 28; however, the total quarterly amounts in the expenditure table do not appear to include the $28,000 in legal and accounting fees or $75,000 in additional expenses. Because these amounts appear to be material to an understanding of your anticipated budget for the next twelve months, please revise to include them in the expenditures table.

Response:                The Registration Statement has been revised in response to this comment.  Please see page 34 thereof.

************

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at (212) 752-9700 if you have any questions.

Very truly yours,

	By:	/s/ David E. Danovitch
David E. Danovitch, Esq.

cc: Mr. Andrew M. Listerman